SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1. Press Release re RADA's Shareholders Approve an Agreement With Its Banks That Will Result in A Reduction of the Outstanding Debt Due to the Banks From $5.5 Million to $2 Million dated July 23, 2003.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA's Shareholders Approve an Agreement With Its Banks That Will Result in A Reduction of the Outstanding Debt Due to the Banks From $5.5 Million to $2 Million

Wednesday July 23, 10:43 am ET

NETANYA, Israel, July 23 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - News) announced today that in an extraordinary meeting of its shareholders that was held on July 22, 2003 the terms of a Memorandum of Agreement (MOA) with Howard Yeung, its controlling shareholder, Bank Hapoalim B.M., and Bank Leumi Le-Israel B.M for debt restructuring that was signed on June 22, 2003 were approved. Under the MOA the Banks agreed to extinguish $1.100,000 of debt and the Company agreed to: (i) pay the Banks $1,100,000, (ii) issue warrants to the Banks in lieu of an additional $1,251,000 in debt, and
(iii) issue to the Banks five-year warrants exercisable into 1,100,000 ordinary shares at an exercise price of $2.00 per share. The warrants to be issued in lieu of the $1,251,000 million of debt will be exercisable at par and the number of warrants to be issued will be based on the amount of the debt divided by 50% of the average closing price of the Company's ordinary shares for the 90 days prior to closing.

Pursuant to the terms of the agreement RADA's outstanding debt to the Banks will decrease from $5.5 million to $2 million.

About RADA: RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries, with 110 staff. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

      Company Contact:  Adar Azancot - CEO
                        RADA Electronic Industries
                        Tel: 011-972-9-892-1111

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: July 24, 2003